Exhibit 99.1

Contact Information:

China Ceramics Co., Ltd.	Precept Investor Relations LLC
Edmund Hen, Chief Financial Officer	David Rudnick, Account Manager
Email: info@cceramics.com	Email: david.rudnick@preceptir.com
Phone: +1 646-694-8538

China Ceramics Announces Changes in Management

Jinjiang, Fujian Province, China, June 17, 2019 – China Ceramics Co., Ltd. (NASDAQ Capital Market: CCCL) (“China Ceramics” or the “Company”), a leading Chinese manufacturer of ceramic tiles used for exterior siding and for interior flooring and design in residential and commercial buildings, today announced that effective as of June 17, 2019, Jiadong Huang, founder, Chairman of the Board of Directors (the “Board”) and Chief Executive Officer (“CEO”) of China Ceramics Co., Ltd. (the “Company”), resigned as the Board’s Chairman and as the Company’s Chief Executive Officer. His resignation was for personal reasons and was not for any disagreements with the Company or the Board. Mr. Huang will continue to be engaged with the Company as Special Advisor.

Also effective as of June 17, 2019, the Board appointed Meishuang Huang, the Company’s Assistant to the CEO, as the Company’s successor Chair and Chief Executive Officer; Ms. Huang is Mr. Huang’s daughter. Ms. Meishuang Huang, 34, has been employed at the Company’s Treasury Department from August 2008 to August 2013. From September 2013 to present, she has been employed as the CEO’s Assistant. Ms. Huang holds a Bachelor’s degree in Business Administration from JiMei University, Xiamen (2008) and also holds a postgraduate diploma from the Executive Development Program from Xiamen University (2009). There is no arrangement or understanding between Ms. Huang and any other persons pursuant to which she was appointed as discussed above.

“The Company is very grateful to Jiadong Huang for his contributions to the Company which were vital to its record of development and growth. The Company will continue to benefit from Mr. Huang’s experience as he will be engaged with the Company as Special Advisor which we believe will contribute to our growth,” commented Mr. Liu Jun, a member of the Board’s Nominations Committee.

Mr. Liu Jun continued, “We are very pleased to announce the appointment of Meishuang Huang as the Company’s Chair and Chief Executive Officer. After an extensive search, we believe that Meishuang Huang has a thorough understanding of the Company, its operations and the ceramic tile industry which is of great value to the Company. Further, the Board views Meishuang Huang as uniquely positioned to take the helm of the Company due to her close work with Mr. Huang over the years. We are confident that Ms. Huang will enable us to surmount current challenges and that her experience and vision for the Company will enable it to reach new heights.”

“I am proud to have been appointed by the Board to lead this company and its renowned ceramic tile brands,” Ms. Huang said. “In the days ahead, I look forward to working with Jiadong Huang, our Board of Directors and the executive leadership team to transition into my new role. I believe that our competitive advantage continues to be our culture of hard work and dedication, modernized facilities, production expertise and exceptional creativity which has resulted in a wide range of products that has accorded China Ceramics a reputation for excellence.”

About China Ceramics Co., Ltd.

China Ceramics Co., Ltd. is a leading manufacturer of ceramic tiles in China. The Company’s ceramic tiles are used for exterior siding, interior flooring, and design in residential and commercial buildings. China Ceramics’ products, sold under the “Hengda” or “HD”, “Hengdeli” or “HDL”, the “TOERTO” and “WULIQIAO” brands, and the “Pottery Capital of Tang Dynasty” brands, are available in over 2,000 style, color and size combinations and are distributed through a network of exclusive distributors as well as directly to large property developers. For more information, please visit http://www.cceramics.com.

Safe Harbor Statement

Certain of the statements made in this press release are “forward-looking statements” within the meaning and protections of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, assumptions, estimates, intentions, and future performance, and involve known and unknown risks, uncertainties and other factors, which may be beyond our control, and which may cause the actual results, performance, capital, ownership or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this press release include, without limitation, the continued stable macroeconomic environment in the PRC, the PRC real estate and construction sectors continuing to exhibit sound long-term fundamentals, our ability to bring additional capacity online going forward as our business improves, our customers continuing to adjust to our product price increases, our ability to sustain our average selling price increases and to continue to build volume in the quarters ahead, and whether our enhanced marketing efforts will help to produce wider customer acceptance of the new price points. All statements other than statements of historical fact are statements that could be forward-looking statements. You can identify these forward-looking statements through our use of words such as “may,” “will,” “anticipate,” “assume,” “should,” “indicate,” “would,” “believe,” “contemplate,” “expect,” “estimate,” “continue,” “plan,” “point to,” “project,” “could,” “intend,” “target” and other similar words and expressions of the future.

All written or oral forward-looking statements attributable to us are expressly qualified in their entirety by this cautionary notice, including, without limitation, those risks and uncertainties described in our annual report on Form 20-F for the year ended December 31, 2018 and otherwise in our SEC reports and filings. Such reports are available upon request from the Company, or from the Securities and Exchange Commission, including through the SEC’s Internet website at http://www.sec.gov. We have no obligation and do not undertake to update, revise or correct any of the forward-looking statements after the date hereof, or after the respective dates on which any such statements otherwise are made.

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